WEBCAST ALERT – FOR IMMEDIATE RELEASE

Teva to Present at the Cowen & Company 35th Annual Healthcare Conference

Jerusalem, February 26, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) will host a live audio webcast at the Cowen & Company 35th Annual Healthcare Conference in Boston, MA. Siggi Olafsson, President & CEO, Global Generic Medicine Group will present on Tuesday, March 3, 2015 at 8:40 AM EST

What:	Teva Presentation at the Cowen & Company 35th Annual Healthcare Conference
Who:	Siggi Olafsson, President and CEO, Global Generic Medicine Group, Teva Pharmaceutical Industries Ltd.
When:	Tuesday, March 3, 2015

Where: http://wsw.com/webcast/cowen22/teva

How: Live over the Internet – log on to the Web at the address above and register for the event (approximately 10 minutes before). An archive of the webcast will be available on Teva’s Website at http://ir.tevapharm.com.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.